HUDBAY MINERALS INC.

BY-LAW NO. 2

     BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Hudbay Minerals Inc. (hereinafter called the “Corporation”) as follows:

PART ONE
ADVANCE NOTICE

1.1	Definitions

For purposes of this Part One:

(a)

“Act” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(b)

“public announcement” means disclosure in a (i) press release reported in a national news service in Canada, or (ii) a document publicly filed by the Corporation or its transfer agent and registrar under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(c)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authorities of each province or territory of Canada.

1.2	Nomination of Directors

Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called is the election of directors. Such nominations may be made in the following manner:

(a)	by or at the direction of the board of directors of the Corporation, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal submitted to the Corporation in accordance with the provisions of the Act, or a requisition of meeting submitted to the directors in accordance with the provisions of the Act; or

(c)	by any person (a “nominating shareholder”) who:

(i)

at the close of business on the date of the giving of the notice provided for below in this Part One and on the record date for determining shareholders entitled to vote at such meeting, is a registered holder or beneficial owner of shares that are entitled to be voted at such meeting; and

	(ii)	complies with the notice and other procedures set forth in this Part One.

1.3	Timely Notice

In addition to any other requirements in this Part One and under applicable laws, for a nomination to be made by a nominating shareholder, the nominating shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation.

1.4	Manner of Timely Notice

To be timely, a nominating shareholder’s notice to the secretary of the Corporation must be made:

(a)

in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that if (i) an annual meeting of shareholders is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice must be received not later than the close of business on the 10th day following the date on which the public announcement of the date of the annual meeting is first made by the Corporation, and (ii) the Corporation uses “notice-and-access” (as defined in National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer) to send proxy- related materials to shareholders in connection with an annual meeting, notice must be received not less than 40 days prior to the date of the annual meeting; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the public announcement of the date of the special meeting of shareholders is first made by the Corporation. The adjournment or postponement of a meeting of shareholders or the announcement thereof shall commence a new time period for the giving of a nominating shareholder’s notice as described above.

1.5	Proper Form of Timely Notice

To be in proper written form, a nominating shareholder’s notice to the secretary of the Corporation must set forth, all of which the Corporation believes to be necessary information to be included in a dissident proxy circular, or is necessary to enable to board and shareholders to determine director nominee qualifications, relevant experience, shareholding or voting interest in the Corporation or independence, all in the same manner as would be required for nominees of the Corporation:

(a)	as to each person whom the nominating shareholder proposes to nominate for election as a director:

	(i)	the name, age, business address and residential address of that person;

	(ii)	the principal occupation or employment of that person;

	(iii)	whether the nominee is a resident Canadian within the meaning of the Act;

	(iv)	the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

	(v)	any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the person or any of its affiliates and the nominating shareholder, any person acting jointly or in concert with the nominating shareholder or any of their respective affiliates;

	(vi)	any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(b)	as to the nominating shareholder proposing a nomination and giving the notice,

	(i)	the name and record address of the nominating shareholder,

	(ii)	the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the nominating shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

	(iii)	any derivatives or other economic or voting interests in the Corporation and any hedges implemented with respect to the nominating shareholders’ interests in the Corporation;

	(iv)	any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote any shares of the Corporation;

(v)	whether the nominating shareholder intends to deliver a proxy circular and form of proxy to any shareholders of the Corporation in connection with the election of directors; and

(vi)

any other information relating to the nominating shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any proposed nominee to furnish such other information as may be reasonably required by the Corporation to determine, pursuant to Applicable Securities Laws, the independence, or lack thereof, of such proposed nominee, provided that such disclosure request does not go beyond that required of management nominees for election as directors of the Corporation. Reference to “nominating shareholder” in this Section 1.5 shall be deemed to refer to each shareholder that nominates a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal. All information provided in a nominating shareholder’s notice will be made publicly available to shareholders of the Corporation.

1.6	Determination of Eligibility

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Part One; provided, however, that nothing in this Part One shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting of shareholders at which an election for directors is held shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

1.7	Delivery of Notice

Notwithstanding any other provision of the by-laws of the Corporation, notice given to the secretary of the Corporation pursuant to this Part One may only be given by personal delivery or by email (at such email address as may be stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary of the Corporation at the address of the principal executive offices of the Corporation or email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

1.8	Waiver

Notwithstanding the foregoing, the board of directors of the Corporation may, in its sole discretion, waive any requirement in this Part One.

     Effective as of the 19th day of February, 2019.

(signed) “Patrick Donnelly”
Name: Patrick Donnelly
Title: Vice President and General Counsel